M.M. Membrado, PLLC
115 EAST 57TH STREET, SUITE 1006
NEW YORK, NEW YORK 10022
TELEPHONE: 646.486.9770
TELEFAX: 646.486.9771

By Electronic Filing and Federal Express
March 30, 2007

Mr. Mark P. Shuman, Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	FindEx.com, Inc.

Post Effective Amendment No. 1 to Form SB-2
Filed on January 31, 2007
File No. 333-120665

Dear Mr. Shuman:

In connection with the January 31, 2007 filing of the Post Effective Amendment No. 1 to Form SB-2, for the above-referenced registrant, please note the responses below to your letter dated February 13, 2007, which correspond item-for-item to your enumerated staff comments. Please note further that, in addition to having filed marked amendments through the EDGAR system concurrently with the delivery of this correspondence, marked and unmarked copies of the amended filing are included herewith in hard copy for your convenience.

Post Effective Amendment No. 1 on Form SB-2

General

1.	We remind you to update your financial statements pursuant to Rule 3-12 of Regulation S-X if the filing is not effective by February 15, 2006.

In accordance with the applicable provisions of Regulation S-X, including Rules 3-12 and 3-01 thereunder, as well as the conversation between Wally Copeland, auditor for the registrant, and yourself on March 28, 2007, a determination was made that, because the registrant had income in 2004 and expects also to have income in 2006, and because more recent financial statements are not yet available for inclusion due to the fact that they remain under review by the registrant’s auditors, the registrant falls within a narrow exception that allows it to present financial information that does not conform to the general updating requirement of Rule 3-12.  Upon completion of the audit of the financial statements for the YE 12/31/06, and filing of its annual report on Form 10-KSB, the registrant intends to file another POS-AM to this SB-2 which will include the financial statements for the YE 12/31/06.

Mr. Mark P. Shuman
The United States Securities and Exchange Commission
March 30, 2007

Management, page 56

2.
Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers and Question 1.01 of the Compliance and Disclosure Interpretations regarding Item 402 of Regulation S-K updated February 12, 2007.

I refer you to pages 58-61 of Post Effective Amendment No. 2 to Form SB-2 filed concurrently and in connection herewith. Disclosures within the amended registration statement have been updated as applicable for the Executive Compensation and Related Person Disclosure.

Undertakings, page 77

3.
Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though the undertaking related to 430C would be required in your registration statement.

I refer you to page 77 of Post Effective Amendment No. 2 to Form SB-2 filed concurrently and in connection herewith. The undertaking has been modified to include the appropriate language consistent with the mandate of Rule 430C.

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I hope that you find the responses herein to your comments satisfactory, and the additional information provided helpful. Please feel free to call me to discuss any questions, issues, or additional comments or requests. In the meantime, I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Very truly yours,
M.M. MEMBRADO, PLLC

/s/ Michael M. Membrado
Michael M. Membrado

MMM/fls
Encl.
cc: Malone, Steven
  Rowland, Kirk
  Gorup, Micki